Exhibit 99.1

PETRÓLEOS MEXICANOS

Offer to Exchange Securities

which have been

registered under the Securities Act of 1933, as amended, and which are jointly and severally guaranteed by

Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística and their respective successors and assignees,

for any and all of its corresponding outstanding securities

CUSIP Nos. of Old Securities	ISIN Nos. of Old Securities	Old Securities of Petróleos Mexicanos	Corresponding New Securities of Petróleos Mexicanos, which have been registered under the Securities Act

71654QDN9 (Rule 144A) P78625ED1 (Reg. S)	US71654QDN97 (Rule 144A) USP78625ED13 (Reg. S)	U.S. $2,000,000,000 of 10.000% Notes due 2033	Up to U.S. $2,000,000,000 of 10.000% Notes due 2033

Pursuant to the Prospectus dated     , 2023

To:	Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Upon and subject to the terms and conditions set forth in the prospectus, dated      , 2023 (the “Prospectus”), Petróleos Mexicanos (the “Issuer”), a productive state-owned company of the Federal Government of the United Mexican States, and Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística and their respective successors and assignees (collectively, the “Guarantors”), are making an offer to exchange (the “Exchange Offer”) registered 10.000% Notes due 2033 (the “New Securities”) for any and all outstanding 10.000% Notes due 2033 (the “Old Securities”) of the Issuer. The Exchange Offer is being made in order to satisfy certain of the Issuer’s obligations under the Exchange and Registration Rights Agreement referred to in the Prospectus.

We are requesting that you contact your clients for whom you hold any Old Securities regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Securities registered in your name or in the name of your nominee, or who hold any Old Securities registered in their own names, we are enclosing multiple sets of the following documents:

1. Prospectus dated      , 2023;

2. A form letter that may be sent to your clients for whose account you hold any Old Securities registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.

Your prompt action is requested. The Exchange Offer will expire at 5:00 p.m., New York City time, on      , 2023 (the “Expiration Date”), unless extended by the Issuer. Any Old Securities tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date, unless previously accepted by the Issuer.

Tenders of any Old Securities for exchange pursuant to the Exchange Offer may be made only by book-entry transfer of the Old Securities to the account established by the Exchange Agent referred to below at the book-entry transfer facility maintained by The Depository Trust Company (“DTC”), together with a computer generated message, transmitted by means of DTC’s Automated Tender Offer Program system and received by the Exchange Agent, in which the tendering holder agrees to be bound by the terms and conditions of the Exchange Offer as set forth in the Prospectus.

Additional copies of the enclosed materials may be obtained from Deutsche Bank Trust Company Americas, as Exchange Agent, c/o DB Services Americas, Inc., Attention: Reorg Department, 5022 Gate Parkway, Suite 200, Jacksonville, Florida 32256, Telephone: (877) 843-9767.

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